Exhibit (a)(19)


                     Landry's Seafood Restaurants, Inc.
                    Announces Final Day to Tender Shares

      HOUSTON, Oct. 27 - Landry's Seafood Restaurants, Inc. (NYSE: LNY). Tilman J. Fertitta, Chairman, President and CEO of Landry's stated today, "Shareholders who wish to receive prompt payment for their Rainforest Cafe, Inc. (Nasdaq: RAIN) shares following the closing of the tender offer need to tender their shares by today's deadline. Otherwise, Rainforest shareholders who do not tender their shares are not expected to receive payment for their shares until completion of the merger in the first quarter of 2001. We are very encouraged with the response of Rainforest shareholders to our tender offer. As is typical in tender offers, we expect a very large number of shares to be tendered today. As of the close of business yesterday, approximately 7,600,000 shares of Rainforest have been tendered into our offer, which together with the 1,030,000 shares already owned by Landry's, represents almost 40% of all outstanding shares."

      Landry's further said it had extended the expiration of its tender offer for Rainforest Cafe from 5:00 p.m. today until 12:00 midnight (EDT) tonight. This will give Rainforest shareholders every opportunity to tender their shares in order that they may promptly receive the merger consideration in lieu of payment some time during the first quarter of 2001.

      This news release (as well as information included in oral statements or other written statements made or to be made by Landry's) may contain forward-looking statements. Actual events or Landry's results may differ materially from the results discussed in the forward-looking statements. Landry's does not expect to update forward-looking statements continually as conditions change.

CONTACT: Tilman J. Fertitta, Chairman, President and C.E.O., or Paul S. West, Vice President-Finance and CFO, Pwest@Ldry.com, both of Landry's Seafood Restaurants, Inc., 713-850-1010